Exhibit 99.1

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Qilian International Holding Group Limited and Subsidiaries

Condensed Consolidated Balance Sheets

	As of March 31	As of September 30
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$10,345,332	$7,476,247
Short term investment	—	1,000,000
Accounts receivable, net	717,404	1,975,716
Bank acceptance notes receivable	1,876,510	4,131,392
Inventories, net	4,650,721	4,991,435
Prepayment to suppliers, net	270,002	708,248
Investment in trading securities	15,009,946	13,943,019
Other current assets	456,505	286,564
TOTAL CURRENT ASSETS	33,326,420	34,512,621

Property, plant and equipment, net	8,761,074	9,143,583
Construction in progress	3,646,219	2,867,683
Intangible assets, net	3,418,483	3,423,582
Long term investment	—	606,005
Right-of-use assets	47,672	59,300
Deferred tax assets	11,488	10,778
Prepayments for property and equipment	641,014	634,442
TOTAL ASSETS	49,852,370	51,257,994

CURRENT LIABILITIES:
Bank loans	—	479,715
Accounts payable	2,672,052	3,592,687
Contract liabilities	392,518	1,028,318
Deferred government grants-current	77,608	76,812
Taxes payable	302,345	203,498
Lease liabilities, current	83,089	73,560
Accrued expenses and other payables	1,201,789	1,205,549
TOTAL CURRENT LIABILITIES	4,729,401	6,660,139

LONG TERM LIABILITIES
Non-current lease liabilities, noncurrent	17,667	24,575
Deferred government grants - noncurrent	184,328	221,879
TOTAL LIABILITIES	4,931,396	6,906,593

Commitments and contingencies

EQUITY:
Ordinary Shares, $0.00166667 par value, 100,000,000 shares authorized, 35,750,000 and 35,750,000 Ordinary Shares issued and outstanding as of March 31, 2024 and September 30, 2023, respectively	59,583	59,583
Additional paid-in capital	36,410,931	36,410,931
Statutory Reserve	3,212,308	3,162,333
Retained earnings	6,260,866	5,896,373
Accumulated other comprehensive loss	(2,511,829)	(2,737,087)
Total shareholders’ equity attributable to Qilian International	43,431,859	42,792,133
Noncontrolling interests	1,489,115	1,559,268
TOTAL EQUITY	44,920,974	44,351,401
TOTAL LIABILITIES AND EQUITY	49,852,370	51,257,994

The accompanying notes are an integral part of these consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Income

	For the six months ended March 31
	2024	2023	2022
NET REVENUE	$12,562,599	$29,163,616	$32,086,522

COST OF REVENUE	11,148,577	26,868,870	28,584,031

GROSS PROFIT	1,414,022	2,294,746	3,502,491

SELLING, GENERAL AND ADMINISTRATIVE, RESEARCH AND DEVELOPMENT EXPENSES	2,093,110	2,084,115	2,275,246

INCOME (LOSS) FROM OPERATIONS	(679,088)	210,631	1,227,245

Interest income (expense), net	57,782	32,701	18,772
Investment income (loss)	966,711	217,593	(958,167)
Grant income	39,975	96,259	59,225
Other income (expenses)	(44,664)	130,450	22,759
Total Other income (expense)	1,019,804	477,003	(857,411)

INCOME BEFORE INCOME TAX PROVISION	340,716	687,634	369,834

PROVISION FOR INCOME TAXES	11,936	248,254	120,153

NET INCOME	328,780	439,380	249,681

Less: net income (loss) attributable to non-controlling interest	(85,688)	(56,141)	161,819

NET INCOME (LOSS) ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$414,468	$495,521	$87,862

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	240,793	1,148,573	589,156
COMPREHENSIVE INCOME	569,573	1,587,953	838,837
Less: comprehensive income (loss) attributable to non - controlling interests	(70,153)	6,741	219,732
COMPREHENSIVE INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	639,726	1,581,212	619,105

Earnings per common share - basic and diluted	$0.01	$0.01	$0.00
Weighted average shares - basic and diluted	35,750,000	35,750,000	35,750,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

						Accumulated
						Other
	Ordinary Shares		Additional			Comprehensive	Shareholders’	Non-controlling	Total
	Shares	Amount	Paid-in Capital	Retained Earnings	Statutory Reserve	Income	Equity	Interests	Equity
Balance as of September 30, 2021	35,750,000	$59,583	$36,390,931	$14,693,905	$2,857,121	$857,066	$54,858,606	$1,809,852	$56,668,458
Net income for the period	—	—	—	87,862	—	—	87,862	161,819	249,681
Appropriation for statutory reserve	—	—	—	(217,386)	217,386	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	531,243	531,243	57,913	589,156
Balance as of March 31, 2022	35,750,000	$59,583	$36,410,931	$14,564,381	$3,074,507	$1,388,309	$55,477,911	$2,029,584	$57,507,295
Balance as of September 30, 2022	35,750,000	$59,583	$36,410,931	$15,509,177	$3,118,542	$(2,046,091)	$53,052,142	$1,911,394	$54,963,536
Net income (loss) for the period	—	—	—	495,521	—	—	495,521	(56,141)	439,380
Acquisition of equity interest from unrelated third party shareholders	—	—	—	—	—	—	—	(28,669)	(28,669)
Appropriation for statutory reserve	—	—	—	(130,774)	130,774	—	—	—	—
Dividend	—	—	—	(1,787,517)	—	—	(1,787,517)	—	(1,787,517)
Foreign currency translation adjustment	—	—	—	—	—	1,085,690	1,085,690	62,883	1,148,573
Balance as of March 31, 2023	35,750,000	$59,583	$36,410,931	$14,086,407	$3,249,316	$(960,401)	$52,845,836	$1,889,467	$54,735,303
Balance as of September 30, 2023	35,750,000	$59,583	$36,410,931	$5,896,373	$3,162,333	$(2,737,087)	$42,792,133	$1,559,268	$44,351,401
Net income (loss) for the period	—	—	—	414,468	—	—	414,468	(85,688)	328,780
Appropriation for statutory reserve	—	—	—	(49,975)	49,975	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	225,258	225,258	15,535	240,793
Balance as of March 31, 2024	35,750,000	$59,583	$36,410,931	$6,260,866	$3,212,308	$(2,511,829)	$43,431,859	$1,489,115	$44,920,974

The accompanying notes are an integral part of these condensed consolidated financial statements.

Qilian International Holding Group Limited and Subsidiaries

Condensed Consolidated Statements of Cash flows

	For the six months ended March 31
	2024	2023	2022
Cash flows from operating activities:
Net Income	$328,780	439,380	249,681
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash operating lease expenses	12,281	13,937	25,217
Depreciation and amortization	554,772	571,441	542,214
Provision of doubtful accounts	62,422	1,281	(25,688)
Inventory reserve	(785,426)	397,039	(108,861)
Deferred tax expense	(600)	135,274	82,257
Unrealized loss (gain) from investment in securities	(1,066,927)	(245,800)	988,800
investment income	100,216	28,207	(30,633)
Changes in operating assets and liabilities:
Accounts receivable	1,220,376	(728,868)	1,487,728
Bank acceptance notes receivable	2,304,899	(1,096,994)	224,657
Bank acceptance notes payable	—	—	1,657,977
Inventories	1,179,076	(2,069,096)	(535,184)
Prepayment to suppliers	446,983	305,403	654,668
Other current assets	(229,212)	1,450,828	287,351
Accounts payable	(960,861)	(1,069,672)	(1,851,881)
Contract liabilities	(648,484)	1,877,996	712,649
Contract liabilities - related parties	—	—	(7,795)
Deferred government grants	(39,975)	(96,259)	(136,176)
Tax payables	97,043	22,210	6,646
Accrued expenses and other payables	(16,298)	7,009	4,416
Lease liabilities	1,610	(26,331)	(40,913)
Net cash provided by (used in) operating activities	2,560,675	(83,015)	4,187,130

Cash flows from investing activities:
Purchase of property and equipment	(786,547)	(716,251)	(1,748,429)
Purchase of intangible assets	—	(1,885,870)	—
Cash received from disposal of long term investment	1,458,424	—	—
Dividend received	55,566	—	—
Prepayment for peroty and equipment purchase	—	—	(1,689,933)
Purchase of non controlling interest	—	(28,669)	—
Net cash provided by (used in) investing activities	727,443	(2,630,790)	(3,438,362)

Cash flows from financing activities:
Proceeds from bank loans	—	—	3,139,126
Repayment of bank loans	(486,208)	(143,347)	—
Proceeds from (Repayment of) bank notes payable	—	(972,291)	—
Dividend paid	—	(1,787,517)	—
Net cash provided by (used in) financing activities	(486,208)	(2,903,155)	3,139,126

Effect of exchange rate change on Cash, cash equivalents and restricted cash	67,175	352,153	170,904

Net increase (decrease) in Cash, cash equivalents and restricted cash	2,869,085	(5,264,807)	4,058,798
Cash, cash equivalents and restricted cash at beginning of period	7,476,247	14,979,013	12,607,373
Cash, cash equivalents and restricted cash at end of period	$10,345,332	9,714,206	16,666,171

Supplemental cash flow information
Cash paid for interest	$—	$—	$151,456
Cash paid for income taxes	$—	$26,990	$140,331

The accompanying notes are an integral part of these condensed consolidated financial statements.

QILIAN INTERNATIONAL HOLDING GROUP LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Qilian International, its subsidiaries, the VIE and VIE’s subsidiaries (the “Company,” “we,” “us,” “our,” and “QLS”) are principally engaged in the development, manufacture, marketing, and sale of licorice products, oxytetracycline products, traditional Chinese medicine derivatives (“TCMD”) product, heparin product, sausage casings, and fertilizers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company, its subsidiaries, the VIE and VIE’s subsidiaries condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed consolidated financial statements include the financial statements of Qilian International, and its subsidiaries, the VIE and VIE’s subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. See Risks and Uncertainties disclosure for VIE structures in China. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The interim financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included in our 2023 Annual Report on Form 20-F. These interim results are not necessarily indicative of results for the full year.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. The reclassification has no impact on the total assets and total liabilities as of September 30, 2023or on the total cash flows and the consolidated statements of operations and comprehensive income (loss) and change in shareholders' equity for the six months ended March 31, 2024, 2023 and 2022.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company, its subsidiaries, the VIE and VIE’s subsidiaries’ accounting estimates included, but are not limited to: allowance for estimated uncollectible receivables, inventory valuations, impairment of long-lived assets, useful lives of property and equipment and intangible assets, fair value of investment in trading securities, impairment of intangible assets, realization of deferred tax assets and uncertain tax position, and income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The cash and cash equivalent don’t have withdrawal restrictions.

Short-term Investment

The Company’s short-term investment include a time deposit which has maturity less than 12 months.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The WFOE, the VIE and VIE’s subsidiaries usually grant credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The

Company evaluates the creditworthiness of its customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Bank acceptance notes receivable

Bank acceptance notes receivable generally due within six months and with specific payment terms and definitive due dates, are comprised of the notes issued by some customers to pay certain outstanding receivable balances to the Company. Bank acceptance notes do not bear interest. From time to time, the Company endorse bank notes receivable to its suppliers as the payment of material purchase. The bank notes receivable is considered sold and derecognized from balance sheets when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the note receivables, and the Company has surrendered control over the transferred note receivable. If the Company does not surrender control, the cash received from the purchaser is account for as a secured borrowing.

As of March 31, 2024 and September 30, 2023, bank acceptance notes receivable from customers were $1,876,510 and $4,131,392, respectively. There was $3,003,223 bank acceptance notes receivable endorsed by the companies to make payments that were unmatured as of March 31, 2024 and derecognized from balance sheet.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Property, Plant and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment charge. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	20–40 years
Leasehold improvement	Lesser of useful life and lease term
Machinery and equipment	3–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of operations in other income and expenses.

Construction in Progress

Construction in progress is comprised of costs related to the capital projects that are not completed and is not depreciated until such time as the subject asset is ready for its intended use. Construction in progress as of March 31, 2024 and September 30, 2023 represents costs of construction incurred for Chongqing’s new manufacturing facilities for heparin products.

Intangible Assets

Intangible assets consist primarily of land use rights, software and license for drug manufacturing (See Note 7). Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	50 years
Software	10 years
License for drug manufacturing	10 years

Leases

On October 1, 2019 the Company adopted Accounting Standards Update (“ASU”) 2016-02. For all leases that were entered into prior to the effective date of ASC 842, we elected to apply the package of practical expedients. Based on this guidance we will not reassess the following: (1) whether any expired or existing contracts are or contain leases; (2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets. Finance leases are included in property and equipment, net, current portion of obligations under finance leases, and obligations under finance leases, non-current on our consolidated balance sheets.

Operating lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

We have made an accounting policy election to not include leases with an initial term of 12 months or less on the balance sheets and the short term lease expense recognized for the years presented are immaterial.

Investment in Securities

The Company entered into an investment with a iFactors SPC related to shares participating in the Golden Bridge Global Income Opportunities SP (the Fund), an exempted segregated Portfolio Company incorporated in the Cayman Islands and managed by Golden Bridge Capital Management Limited. The Fund primarily invests in bonds offered by private entities (debt securities), globally and also invests in convertible debt securities, publicly traded debt and stock, and governmental fixed income securities. The redemption of such shares for cash can be made with ninety days advance written notice (such written notice period can be extended by the investment manager), except during the lock up period which is initially 24 months and then extended to 36 months, from the initial investment date.

The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are recorded as either short term or long term on the Balance Sheet, based on contractual maturity date and are stated at amortized cost. Investment securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value. Investment securities not classified as trading securities or as held-to-maturity securities shall be classified as available-for-sale securities.

As of March 31, 2024 and September 30, 2023, the investment consisted of 20,000 units of the Fund. Such securities have been classified as trading securities. The private equity fund is measured at fair value with gains and losses recognized in earnings. For the years ended September 30, 2022 and 2021, as a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. As of September 30, 2023, the management had intention to redeem the investment and it is probable that the investment will be redeemed for an amount different from the NAV. Thus, the fair value of the investment was measured using discounted cash flow method. The fair value of the Fund was $15,009,946 and $13,943,019 as of March 31, 2024 and September 30, 2023, respectively. See Fair Value of Financial Instruments disclosure in this footnote.

Long-Term Investment

Investments in entity in which the Company, its subsidiaries, the VIE and VIE’s subsidiaries can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting. Under the equity method, the Company, its subsidiaries, the VIE and VIE’s subsidiaries initially record its investment at cost. The Company’s share of investee earnings or losses is recorded in our Consolidated Statements of Operations within Other income (expense). The Company’s interest in the net assets of the investees is included in the equity method investment on the consolidated balance sheets. The Company, its subsidiaries, the VIE and VIE’s subsidiaries evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Company, its subsidiaries, the VIE and VIE’s subsidiaries subsequently adjust the carrying amount of the investment to recognize their proportionate share of each equity investee’s net income or loss into earnings after the date of investment, the adjustment of basis difference initially recognized and the other comprehensive income allocated to the Company from the investees.

Impairment of Long-lived Assets

The Company, its subsidiaries, the VIE and VIE’s subsidiaries review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairment of long-lived assets as of March 31, 2024 and September 30, 2023.

Transactions with Non-controlling Interests of Subsidiaries

The Company, its subsidiaries, the VIE and VIE’s subsidiaries account for a change in ownership interests in its subsidiaries that does not result in a change of control of the subsidiary under the provisions of ASC 810-10-45-23, Consolidation – Other Presentation Matters, which prescribes the accounting for changes in ownership interest that do not result in a change in control of the subsidiary, as defined by GAAP, before and after the transaction. Under this guidance, changes in a controlling shareholder’s ownership interest that do not result in a change of control, as defined by GAAP, in the subsidiary are accounted for as equity transactions. Accordingly, if the controlling shareholder retains control, no gain or loss is recognized in the statements of operations of the controlling shareholder. Similarly, the controlling shareholder will not record any additional acquisition adjustments to reflect its subsequent purchases of additional shares in the subsidiary if there is no change of control. Only a proportional and immediate transfer of carrying value between the controlling and the noncontrolling shareholders occurs based on the respective ownership percentages. For the year ended September 30, 2021, the VIE, Gansu QLS acquired 7.76% of equity interest in Chengdu QLS and its subsidiaries from its shareholders. The equity interest Gansu QLS has in Chengdu QLS increased from 71.75% as of September 30, 2020 to 79.51% as of September 30, 2021.

In the year ended September 30, 2023, the Company made 200,000 RMB (equivalent to $28,356) additional investment to acquire 0.2% ownership of Gansu QLS from third party shareholders and the Company’s ownership in VIE increased to 79.71% as of March 31, 2024 and September 30, 2023.

Non-controlling Interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’s subsidiaries, non-controlling interests represent a minority shareholder’s 49% ownership interest in Zhongqiao E Commerce Limited (“Zhongqiao”), as well as 0.786% ownership interest in Gansu QLS, 20.29% ownership interest in Chengdu QLS and in subsidiaries including Rugao and Chongqing.

The following table summarizes the shareholders’ equity for the non-controlling interest from each subsidiary that is not 100% owned by the Company:

	As of
	March 31	September 30,
	2024	2023
Gansu QLS	$202,376	$169,574
Chengdu QLS and subsidiaries	1,266,529	1,332,983
Zhongqiao	20,210	56,711
Total	$1,489,115	$1,559,268

Non-controlling interest in the equity of a subsidiary is reported in equity in the consolidated balance sheets. Net income and losses attributable to the non-controlling interest is reported as described above in the consolidated statements of operations and comprehensive income.

Revenue Recognition

The Company, its subsidiaries, the VIE and VIE’s subsidiaries recognize revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To perform revenue recognition for arrangements within the scope of ASC 606, the Company, its subsidiaries, the VIE and VIE’s subsidiaries perform the following five steps:

(i)	identification of the promised goods or services in the contract;
(ii)	determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;
(iii)	measurement of the transaction price, including the constraint on variable consideration;
(iv)	allocation of the transaction price to the performance obligations based on estimated selling prices; and
(v)	recognition of revenue when (or as) we satisfy each performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606.

The majority of the WFOE, the VIE and VIE’s subsidiaries’ contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and are, therefore, not distinct. The revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The WFOE, the VIE and VIE’s subsidiaries’ products are sold with no right of return and the WFOE, the VIE and VIE’s subsidiaries do not provide other credits or sales incentives, which would be accounted for as variable consideration. Sales taxes invoiced to customers and remitted to government authorities are excluded from net sales.

The contract liabilities of the Company consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. Contract liabilities were recognized when the Company receives prepayment from customers resulting from sales contracts. Contract liabilities will be recognized as revenue when the products are delivered. As of March 31, 2024 and September 30, 2023, the Company record advance from customers of $392,518 and $1,028,318, respectively, which will be recognized as revenue upon delivery of the products sold. For the six months ended March 31, 2024 , 2023 and 2022, the beginning balance of contract liabilities of $995,468 and $565,223 were recognized as revenue when the products are delivered.

Refer to Note 15 for disaggregated revenue information.

Government Grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is net against the expense and recognized in the consolidated statements of operations and comprehensive income over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of operations and comprehensive income in proportion to the useful life of the related assets. Government grants received for the six months ended March 31 2024, 2023 and 2022 were $14,002, $59,360, and $125,724, respectively. Grant income recognized for the six months ended March 31 2024, 2023, and 2022 were $39,975, $96,259 and $59,225, respectively, included in other income within the consolidated statements of operations and comprehensive income. As of March 31, 2024 and September 30, 2023, the deferred government grants were $261,936 and $298,691, respectively. The weighted average remaining periods for the government grant to be recognized were 6.61 years and 6.33 years, respectively.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative, research and development expenses primarily consist of salaries and benefits for employees, shipping expense, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, research and development expense, selling and marketing expenses, professional fees, and other operating expenses.

The Company, its subsidiaries, the VIE and VIE’s subsidiaries expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization, depreciation of intangible assets and property, plant and equipment used in the research and development activities. For the six months ended March 31, 2024, 2023 and 2022, total selling, general and administrative, research and development expense were as follows:

	For the six months ended
	March 31,
	2024	2023	2022
Selling expense	$229,092	$445,154	$306,574
General and administrative expense	1,396,655	1,366,888	1,968,672
Research and development expense	467,363	272,073	—
Total	$2,093,110	$2,084,115	$2,275,246

Advertising Cost

Advertising costs are expensed when incurred and are included in selling, general and administrative, research and development expense on the accompanying consolidated statements of operations. The Company incurred $55,240, $48,820 and $13,455 of advertising costs during the six months ended March 31, 2024, 2023 and 2022, respectively. Advertising costs consist primarily of online marketing costs, such as advertising on social networking sites and e-mail marketing campaigns.

Income Taxes

The Company, its subsidiaries, the VIE and VIE’s subsidiaries account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company, its subsidiaries, the VIE and VIE’s subsidiaries determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company, its subsidiaries, the VIE and VIE’s subsidiaries recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, the Company, its subsidiaries, the VIE and VIE’s subsidiaries consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company, its subsidiaries, the VIE and VIE’s subsidiaries determine that they would be able to realize the deferred tax assets in the future in excess of their net recorded amount, they would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company, its subsidiaries, the VIE and VIE’s subsidiaries record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company, its subsidiaries, the VIE and VIE’s subsidiaries determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company, its subsidiaries, the VIE and VIE’s subsidiaries recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions at March 31, 2024 and September 30, 2023.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2024, 2023 and 2022, 300,000 underwriter warrants were considered in the diluted EPS calculation using treasury stock method. There were no diluted shares for the six months ended March 31, 2024, 2023 and 2022.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the six months ended March 31, 2024, 2023 and 2022:

	For the six months ended March 31,
	2024	2023	2022
Numerator:
Net income attributable to ordinary shareholders	$414,468	$495,521	$87,862

Denominator:
Weighted-average number of ordinary shares outstanding – basic	35,750,000	35,750,000	35,750,000
Weighted-average number of ordinary shares outstanding – diluted	35,750,000	35,750,000	35,750,000
Earnings per share – basic	$0.01	$0.01	$0.00
Earnings per share – diluted	$0.01	$0.01	$0.00

Stock Based Compensation

The Company issued shares for its independent director for the service rendered. Stock-based compensation is estimated at the grant date based on the fair value of the shares and is recognized as expense over the requisite service period of the award. The Company recognizes compensation cost on a straight-line basis over the requisite service period of the award, which is generally the award vesting term. The Company has elected to recognize forfeitures as incurred.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in currency other than U.S. Dollars are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statements of operations and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$

reporting. The following table outlines the currency exchange rates that were used in creating the condensed consolidated financial statements in this report:

	March 31, 2024	September 30, 2023
Year-end spot rate	US$1=RMB 7.2212	US$1=RMB 7.2960

Average rate	US$1=RMB 7.1986	US$1=RMB 7.0533

Fair Value of Financial Instruments

The Company records its financial assets and liabilities in accordance with the framework for measuring fair value in accordance with U.S GAAP. This framework establishes a fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

For the year ended September 30, 2022, as a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of its certain fund investment. NAV is primarily determined based on information provided by external fund administrators. The Company’s investments valued at NAV as a practical expedient are private equity funds, which represent the investment in trading securities on the balance sheet. For the year ended September 30, 2023 and six months ended March 31 2024, the Company planned to sell the investment and fair value measurement using NAV as practical expedient is not permitted. The investment is measured using discounted cash flow method and classified as Level 3 in the fair value hierarchy. The discount rate used for the valuation of trading securities was 28% as of September 30, 2023 and March 31, 2024.

Cash and cash equivalents, restricted cash, accounts receivable, bank notes receivable, short term investment, advances to suppliers, other current assets, accounts payable, and accrued expenses and other payables approximate fair value because of the short maturity of those instruments. Based on comparable open market transactions, the fair value of the bank loans, lease liabilities, bank notes payable and other liabilities, including current maturities, approximated their carrying value as of March 31, 2024 and September 30, 2023, respectively.

The Company noted no transfers between levels during any of the periods presented.

The following is a reconciliation of the beginning and ending balance of the investment in securities measured at fair value on a recurring basis for the six months ended March 31, 2024, 2023 and 2022:

	As of	As of	As of
	March 31,	March 31,	March 31,
	2024	2023	2022
Beginning balance	$13,943,019	$19,470,400	20,323,400
Change in fair value	1,066,927	245,800	(988,800)
Ending balance	$15,009,946	$19,716,200	19,334,600

Concentrations and Credit Risk

A majority of the Company, its subsidiaries, the VIE and VIE’s subsidiaries’ expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries, the VIE and VIE’s subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in

currencies other than RMB by the Company, its subsidiaries, the VIE and VIE’s subsidiaries in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of March 31, 2024 and September 30, 2023, $8,660,473 and $6,197,461 of the Company’s cash and cash equivalents and restricted cash were on deposit at financial institutions in the PRC which are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. Cash and cash equivalent of $959,771 and $1,001,568 were deposited at financial institutions in Hong Kong as of March 31, 2024 and September 30, 2023, which are insured by Hong Kong Deposit Board and subject to a certain limitation of HKD 500,000 (approximately $ 65,000). As of March 31, 2024 and September 30, 2023, $725,062 and $277,218 of the Company’s cash were on deposit at financial institutions in the U.S. which were insured by the FDIC subject to certain limitations. The Company has not experienced any losses in such accounts.

Substantially all of the Company’s sales are made to customers that are located in China. The Company has a concentration of its revenues and receivables with specific customers. For the six months ended March 31, 2024, two customers accounted for 16% and 14% of total revenue, respectively and two vendors accounted for 13% and 13% of total purchase. As of March 31, 2024, two major customer’s account receivable accounted for 58% and 15% of the total account receivable, respectively, and no vendor accounted for more than 10% of the total accounts payable outstanding.

For the six months ended March 31, 2023, two customers accounted for 16% and 15% of total revenue, respectively and no vendor accounted more than 10% of total purchase.

For the six months ended March 31, 2022, two customers accounted for 17% and 11% of total revenue, respectively and two vendors accounted for $25% and 19% of total purchase, respectively.

A loss of any of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

Recent Accounting Pronouncements

There were no new accounting standards or updates during the three months ended March 31, 2024 that would have a material impact on the Company’s Unaudited Condensed Consolidated Financial Statements.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	March 31, 2024	September 30, 2023
Trade accounts receivable	$785,519	$1,981,545
Less: allowances for doubtful accounts	(68,115)	(5,829)
Accounts receivable, net	$717,404	$1,975,716

The change of the allowance for doubtful accounts are as follow:

	As of	As of
	March 31, 2024	March 31, 2023
Beginning balance	$5,829	$4,373
Addition	62,422	1,281
Exchange rate difference	(136)	26
Ending balance	$68,115	$5,680

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	March 31, 2024	September 30, 2023
Raw materials	$2,165,269	$2,497,298
Low value consumables	3,577	254,828
Work-in-progress	343,898	237,987
Finished goods	2,249,897	2,887,031
Inventory provision	(111,920)	(885,709)
Total inventory	$4,650,721	$4,991,435

For the six months ended March 31, 2024, 2023 and 2022, the inventory provision expenses (reversal) were $(785,426), $397,039 and (108,861), respectively.

NOTE 5 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of	As of
	March 31, 2024	September 30, 2023
Prepaid expense	$326,893	$39,083
Other receivables	129,612	247,481
Total other current assets	$456,505	$286,564

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	March 31, 2024	September 30, 2023
Property and Buildings	$13,022,964	$12,889,450
Machinery and equipment	18,053,537	17,833,560
Automobiles	288,707	285,747
Office and electric equipment	197,196	195,174
Subtotal	31,562,404	31,203,931
Less: accumulated depreciation	(22,801,330)	(22,060,348)
Property and equipment, net	$8,761,074	$9,143,583

Depreciation expense was $514,083, $547,192 and $478,819 for the six months ended March 31, 2024, 2023 and 2022 respectively. Certain properties and equipment have been pledged as collateral under the bank loan agreement as discussed in Note 9.

As of March 31, 2024 and September, 30, 2023, Qilian Chengdu made advance payments for property and buildings acquisition for $641,014 and $634,442, respectively, which was recorded in prepayments for property and equipment on the consolidated balance sheets.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	March 31, 2024	September 30, 2023
Land use rights	$4,101,384	$4,059,336
Software	39,238	38,836
License for drug manufacturing	55,393	54,825
Total	4,196,015	4,152,997
Less: accumulated amortization	(777,532)	(729,415)
Intangible assets, net	$3,418,483	$3,423,582

Amortization expense was $40,689, $24,249, and $63,395 for the six months ended March 31, 2024, 2023 and 2022 respectively. The land use right was pledged for the bank loans as of September 30, 2023. Refer to Note 9.

Estimated future amortization expense for intangible assets is as follows:

Amortization
Year ending September 30,	expense
2024	$44,822
2025	85,382
2026	85,382
2027	84,990
2028	84,710
Thereafter	3,033,197
$3,418,483

NOTE 8 – LONG-TERM INVESTMENT

In July 2017, Moshangfa acquired 40% ownership interest of JiuQuan Funong Biotech Co., Ltd (“Funong”) with a total investment amount of RMB3,300,000, which have been paid in the amount of RMB1,200,000 ($176,121 equivalent) in 2017, RMB1,658,750 ($253,596 equivalent) in 2018, and RMB441,250 ($64,165 equivalent) in 2019, respectively. The investment was accounted for using equity method.

Equity method investment consisted of the following:

	As of	As of
	March 31, 2024	September 30, 2023
Equity method investment:
Cost of equity method investment	456,988	452,303
Profit from equity method investment	210,687	208,527
Dividend Distribution received	(110,786)	(54,825)
Investment disposed	(456,988)	—
Loss recognized from disposal	(99,901)	—
Total long-term investment	$—	$606,005

NOTE 9 – BANK LOANS

In June 2023, Chengdu QLS entered into loan agreement with Chengdu Agriculture and Commercial Bank for RMB 3,500,000 (approximately $ 0.5 million). The loans bear fixed interest rates of 3.9% per annum and matured and paid off in October 2023. The credit was secured by Chengdu QLS’s land use right of approximately $637,000.

NOTE 10 –TAXES

(a)Corporate Income Taxes

The Company, its subsidiaries, the VIE and VIE’s subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the six months ended March 31, 2024, 2023, and 2022, and accordingly no provision for Hong Kong profits tax has been made in these periods.

China

The WFOE, the VIE and VIE’s subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies. However, according to Tax Preferential Policies for the Development of the Western Region and Chengdu QLS are eligible for a favorable income tax rate of 15% for the six months ended March 31, 2024, 2023, and 2022. In accordance with the implementation rules of Corporate Income Tax Law of PRC, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate, subject to a requirement that they re-apply for HNTE status every three years. Gansu QLS is eligible for a favorable income tax rate of 15% for the six months ended March 31, 2024, 2023, and 2022.

On January 17, 2019, the State Taxation Administration issued the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2019] No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, for the period from January 1, 2019 to December 31, 2020, the income before tax is reduced to 25% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%. On April 2, 2021, the State Taxation Administration further reduced the tax for small-scale and low-profit enterprises for the periods from Jan 1, 2021 to December 31, 2023 as following: for entities whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $154,000, the income before tax is reduced to 12.5% as its taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 2.5%. While for the portion of annual taxable income exceeding RMB1,000,000, approximately $154,000, but not more than RMB3,000,000, approximately $465,000, the income is reduced to 50% as their taxable income, which is further reduced to 25% starting from January 2022 and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 10%, or 5% under the further reduced rate starting from January 2022. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. All of the Company’s affiliated entities other than Gansu QLS and Chengdu QLS met the criteria of small-scale and low-profit enterprises.

Interim income tax expenses or benefit is recognized based on the Company’s estimated annual effective tax rate, which is based upon the tax rate expected for the full fiscal year applied to the pretax income or loss of the interim period. The Company’s consolidated effective tax rate for the six months ended March 31, 2024 was 3.5%, and differed from the effective China statutory income tax rate of 25.0%, favorable tax rate, tax rate differentials in jurisdictions other than China, and valuation allowance adjustments.

NOTE 11 – RELATED PARTY TRANSACTIONS

During the normal course of business, the VIE and VIE’s subsidiaries may make sales to affiliated companies controlled by its major shareholders or subsidiaries. For the six months ended March 31, 2024, 2023 and 2022, the VIE and VIE’s subsidiaries made sales to affiliated companies in the amount of $12,172, Nil, and $117,213 respectively.

NOTE 12 – LEASE

As of September 30, 2023, the VIE and VIE’s subsidiaries have one factory lease with expiration date through December 2025. For the years ended September 30, 2023, 2022 and 2021, the lease expenses were $30,275, $63,480 and $109,346, respectively. Balance sheet information related to the VIE and VIE’s subsidiaries’ operating leases as of March 31, 2024 and September 30, 2023 was as follows:

	As of	As of
	March 31,	September 30,
	2024	2023
Operating Lease Assets:
Right-of-use asset	$47,672	$59,300
Total right-of-use asset	47,672	59,300
Lease obligations:
Current lease liabilities	83,089	73,560
Non-current lease liabilities	17,667	24,575
Total Lease liabilities	$100,756	$98,135

Remaining Lease Term Operating Lease	1.75 years	2.25 years
Discount rate	5.5%	5.5%

Lease liability maturities as of March 31, 2024, are as follows:

Operating,
lease
For the six months ending September 30, 2024	55,393
For the year ending March 31, 2025	27,696
For the year ending March 31, 2026	20,772
Total minimum lease payments	$103,861
Less: Imputed interest	(3,105)
Total	$100,756

NOTE 13 – SEGMENT REPORTING

The Company, its subsidiaries, the VIE and VIE’s subsidiaries mainly manufactures and distributes active pharmaceutical ingredients and TCMD products as well as other by-products in China. Currently no revenue is derived from international markets. The following table presents segment information for the six months ended March 31, 2024, 2023 and 2022, respectively:

	For the six months ended March 31, 2024
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$10,755,535	$159,199	$1,647,865	$12,562,599
Cost of revenue	9,501,675	104,591	1,542,311	11,148,577
Gross profit	$1,253,860	$54,608	$105,554	$1,414,022
Depreciation and amortization	$444,832	$22,857	$87,083	$554,772
Capital expenditures	$685,827	$23,771	$76,949	$786,547

	For six months ended March 31, 2023
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$18,521,112	$752,672	$9,889,832	$29,163,616
Cost of revenue	16,622,793	365,813	9,880,264	26,868,870
Gross profit	$1,898,319	$386,859	$9,568	$2,294,746
Depreciation and amortization	$452,036	$22,123	$97,282	$571,441
Capital expenditures	$2,570,090	$28,098	$3,933	$2,602,121

	For the six months ended March 31, 2022
	Oxytetracycline
	& Licorice		Heparin
	products and		products and
	TCMD	Fertilizer	Sausage casing	Total
Revenue	$20,150,899	$677,274	$11,258,349	$32,086,522
Cost of revenue	17,531,280	537,227	10,515,524	28,584,031
Gross profit	$2,619,619	$140,047	$742,825	$3,502,491
Depreciation and amortization	$473,219	$23,597	$45,398	$542,214
Capital expenditures	$1,678,558	$18,520	$51,351	$1,748,429

	March 31,	September 30,
	2024	2023
Total Assets
Oxytetracycline & Licorice products and TCMD	$37,965,308	$38,382,322
Fertilizer	$2,948,492	$3,291,960
Heparin products and Sausage casing	$8,938,570	$9,583,712
Total	$49,852,370	$51,257,994

NOTE 14 – COMMITMENTS

On July 5, 2021, The Company entered into an investment agreement with Chongqing Jintong Industrial Construction Investment Co., Ltd (“Chongqing Jintong”). The Company agreed to invest for the construction of a factory for manufacturing pig by-products in Chongqing Tongnan High Tech Industrial Zone. As of September 30, 2023, a total of $8.5 million (RMB 60 million) construction contracts has been signed for this project, the Company’s obligation shall be satisfied during the process of construction.

As of March 31, 2024, the Company has commitment to pay $2.7 million (RMB 19.6 million) under the investment agreement.

NOTE 15 – SUBSEQUENT EVENTS

On April 19, 2024 , the Company’s shareholders approved the increase of the Company’s authorized share capital, with effect from such date as the board of directors of the Company may determine in its sole discretion, from US$166,667 divided into 100,000,000 ordinary shares of par value US$0.00166667 each (each being an “Ordinary Share”) to US$833,335 divided into 500,000,000 Ordinary Shares of par value US$0.00166667 each (the “Share Capital Increase”). Each issued and outstanding Ordinary Share, which is expected to be 35,750,000 Ordinary Shares, be re-designated and re-classified into one Class A ordinary share of par value US$0.00166667 each (each being a “Class A Ordinary Share”). Of the remaining authorized but unissued Ordinary Shares:

(a)	50,000,000 Ordinary Shares be re-designated and re-classified into 50,000,000 preferred shares of par value US$0.00166667 each (each being a “Preferred Share”);
(b)	100,000,000 Ordinary Shares be re-designated and re-classified into 100,000,000 Class B Ordinary Shares of par value US$0.00166667 each; and
(c)

each of the remaining authorized but unissued Ordinary Shares, which is expected to be 314,250,000 be re-designated and re-classified into Class A Ordinary Shares of par value US$0.00166667 each, (the “Share Capital Reorganization”), such that following the Share Capital Reorganization, the authorized share capital of the Company shall be US$833,335 divided into 350,000,000 Class A Ordinary Shares of par value US$0.00166667 each, 100,000,000 Class B Ordinary Shares of par value US$0.00166667 each, and 50,000,000 Preferred Shares of par value US$0.00166667 each.

The Company’s management reviewed all material events that have occurred after the balance sheet date through September 15, 2024 on which these financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events except disclosed in above that would have required adjustment or disclosure in the condensed consolidated financial statements.